Aug. 07 1998 10:45PM P1 PHONE NO. : FROM :

# FORM 55-102F6
# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities [redacted] wan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities l [redacted] required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory au [redacted] y questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the [redacted] number(s) set out on the back of this report.

07027288

SUPPL

12g 82-2636

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

CROSS LAKE MINERALS LTD.

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 19 02 07

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHON[E]**

FAMILY NAME OR CORPORATE NAME: McGRATH

GIVEN NAMES: EMMET

STREET: 5520 BRAELAWN DRIVE APT:

CITY: BURNABY

PROV.: B.C. POSTAL CODE: V5B 4R7

BUSINESS TELEPHONE NUMBER: 604 - 299 - 2225

BUSINESS FAX NUMBER: 604 - 299 - 6725

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS DATE DAY/MONTH/YEAR | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | 150000 | 13 06 07 | 50 | 75000 | | .55 | | 225000 | 1 | |
| COMMON | 13500 | | | | | | | 13500 | 1 | |
| COMMON | 44600 | | | | | | | 44600 | 2 | RRSP |
| WARRANTS | 6750 | | | | | | | 6750 | 1 | |

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

ATTACHMENT ☐ YES ☐ NO

**BOX 6. REMARKS**

dw 10/17

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): EMMET McGRATH

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 24 09 07

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

RECEIVED

FORM 55-102F6

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

CROSS LAKE MINERALS LTD.

**BOX 2. INSIDER DATA** 12g 82-2636

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 03 01 07

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: KEEVIL

GIVEN NAMES: GORDON

NO.: 3790 STREET: SOUTHRIDGE AVE APT:

CITY: WEST VANCOUVER

PROV: B.C. POSTAL CODE: V7V3J1

BUSINESS TELEPHONE NUMBER: 604 - 687 - 2038

BUSINESS FAX NUMBER: 604 - 687 - 3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND +SEC
☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | 400000 | 13 06 07 | 50 | 150000 | | .55 | | 550000 | 1 | |
| COMMON | 175000 | | | | | | | 175000 | 1 | |
| WARRANTS | 7500 | | | | | | | 7500 | 1 | |

ATTACHMENT ☐ YES ☑ NO

**BOX 6. REMARKS**

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): GORDON KEEVIL

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 24 09 07

Aug. 07 1998 10:47PM P3

PHONE NO. :

FROM :

# FORM 55-102F6

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

CROSS LAKE MINERALS LTD.

**BOX 2. INSIDER DATA** 12g 82-2636

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 03 01 07

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: TVEDT

GIVEN NAMES: JAMES K

NO. STREET APT: 1406-1065 QUAYSIDE DRIVE

CITY: NEW WESTMINSTER

PROV: B.C.

POSTAL CODE: V6M 1C5

BUSINESS TELEPHONE NUMBER: 604-687-2038

BUSINESS FAX NUMBER: 604-687-3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☐ ALBERTA ☒ ONTARIO

☒ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND ✓SEC

☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| Ⓐ DESIGNATION OF CLASS OF SECURITIES | Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT | Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD | Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | 200000 | 13 06 07 | 50 | 50,000 | | .55 | | 250000 | I | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |

ATTACHMENT ☐ YES ☒ NO

**BOX 6. REMARKS**

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): JAMES TVEDT

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 24 09 07

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

**FORM 55-102F6**

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

CROSS LAKE MINERALS

129 82-2636

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 03 01 07

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): 

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: MILLER-TAIT

GIVEN NAMES: JIM

NO. 828 STREET WHITCHURCH ST. APT

CITY: NORTH VANCOUVER

PROV: BC POSTAL CODE: V7L2A4

BUSINESS TELEPHONE NUMBER: 604-687-2038

BUSINESS FAX NUMBER: 604-687-3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND SEC
☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS: DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | 275000 | 13 06 07 | | 100000 | | .55 | | 375000 | 1 | |
| COMMON | 17222 | 24 09 07 | 90 | | 2222 | | | 15000 | 1 | |
| " | 0 | 24 09 07 | 90 | 2222 | | | | 2222 | 2 | RRSP |
| WARRANTS | 7500 | | | | | | | 7500 | 1 | |

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

**BOX 6. REMARKS**

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): JIM MILLER-TAIT

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 24 09 07

FROM : PHONE NO. : Aug. 07 1998 10:49PM P5

# FORM 55-102F6
# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

CROSS LAKE MINERALS LTD.

12g 82-2636

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 03/09/07

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: WATKINS

GIVEN NAMES: DEBRA

NO. STREET APT: 2138 HIXON COURT

CITY: NORTH VANCOUVER

PROV: BC. POSTAL CODE: V7G 2R6

BUSINESS TELEPHONE NUMBER: 604-687-2038

BUSINESS FAX NUMBER: 604-687-3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | 70000 | 13/06/07 | | 25000 | | .55 | | 95000 | 1 | |
| COMMON | 7000 | | | | | | | 7000 | 1 | |
| WARRANTS | 3750 | | | | | | | 3750 | 1 | |

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

**BOX 6. REMARKS**

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): DEBRA WATKINS

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 24/10/07

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

CROSS LAKE MINERALS

12g 82-2631.

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): 13 06 07

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: COLBOURNE

GIVEN NAMES: TOM.

NO. / STREET / APT: 1255 WEST PENDER ST.

CITY: VANCOUVER

PROV: BC

POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604 - 681 - 2038

BUSINESS FAX NUMBER: 604 - 681 - 3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

+ SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS: DATE (DAY / MONTH / YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | -0- | 13 06 07 | | 200000 | | .55 | | 200000 | 1 | |

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

**BOX 6. REMARKS**

END

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): TOM COLBOURNE

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 24 09 07

BCSC 55-102F6 Rev. 2001 / 8 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE